Mark L. Jones direct dial: 713.646.1395 mjones@bakerlaw.com

May 15, 2020

VIA EDGAR TRANSMISSION

Loan Lauren Nguyen

Legal Branch Chief

Anuja A. Majmudar

Attorney-Adviser

Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Ring Energy, Inc. Registration Statement on Form S-3 Filed May 4, 2020 File No. 333-237988

Mses. Nguyen and Majmudar:

On behalf of Ring Energy, Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 15, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3, filed with the Commission on May 4, 2020.

This letter, filed in connection with the Company’s filing of pre-effective Amendment No. 1 to the Registration Statement on Form S-3, sets forth the comments of the Staff contained in the Comment Letter and the Company’s responses thereto.

Registration Statement on Form S-3 Filed May 4, 2020

Incorporation of Certain Information by Reference, page 4

1.       Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020.

Office of Energy & Transportation Division of Corporation Finance United States Securities and Exchange Commission May 15, 2020 Page 2

Response:

The Company has revised the Registration Statement to specifically incorporate by reference its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020.

2.       Based on publicly available information, it appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

Response:

The Company has revised the prospectus cover page to disclose the information required by Instruction 7 to General Instruction I.B.6. The Company acknowledges Staff’s comment and confirms its understanding of the size limitations for offerings made under General Instruction I.B.6.

3.       We note that your registration statement includes a base prospectus for an unallocated offering and a separate prospectus for an at the market offering, as defined under Rule 415. Please identify the sales agent for the at the market offering and file the sales agreement as an exhibit to your registration statement.

Response:

The Company respectfully advises the Staff that, at this time, the Company has neither retained a sales agent nor reached any understanding or consensus with respect to the terms of any sales agreement governing an at the market offering. In light of the foregoing, the Company has removed in its entirety the separate prospectus for an at the market offering from the Registration Statement.

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Office of Energy & Transportation Division of Corporation Finance United States Securities and Exchange Commission May 15, 2020 Page 3

If Staff should have any questions or comments regarding this submission or response, please feel free to contact me at 713-646-1395 or Adam Park at 713-646-1319. Thank you for your ongoing courtesy in this matter.

Sincerely,

Mark L. Jones Partner

cc:	Kelly Hoffman; Randy Broaddrick; Adam Park